Yukon-Nevada Gold Corp.
Management Discussion and Analysis
For the three month period ending September 30, 2007
(in 000s of US Dollars except for per ounce numbers, unless otherwise stated)

INTRODUCTION

The following interim management’s discussion and analysis (‘‘MD&A’’) relates to the financial condition and results of operations of Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada”) together with its wholly owned subsidiaries as of November 9, 2007, and is intended to supplement and complement the Company’s interim consolidated financial statements for the period ended September 30, 2007. The MD&A is prepared to conform to National Instrument 51-102F1 and has been approved by the Company’s Audit Committee and Board of Directors prior to release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2006 for additional details, which are available on the Company’s website www.yukon-nevadagold.com and on www.sedar.com. The interim consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’).

The Company’s shares are listed on the TSX (trading symbol – “YNG”) and the Frankfurt Stock Exchange (trading symbol – “NG6”) and at the date of writing the Company had 175,113,430 shares outstanding.

OVERALL PERFORMANCE

Yukon-Nevada Gold is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out principally in the United States and Canada. Gold is produced in the form of dore, which is shipped to refineries for final processing.

The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

The largest single factor in determining profitability and cash flow from the Company’s operations is the price of gold. The average market price of gold during the third quarter of 2007 was $680 per ounce, ranging in price from a low of $650 per ounce to a high of $743 per ounce. The Company realized an average price of $686 per ounce on its sales of its gold, produced from its own ore, during the third quarter. The company does not hedge its production of gold produced from its own ore but does sell gold forward to protect its profits from the production of gold from ores purchased from third parties.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars. Yukon-Nevada has its operations in the U.S. and Canada. Therefore, movements in the exchange rate between the currencies of these countries have an impact on profitability. The Canadian dollar was stronger against the U.S. dollar in the third quarter of 2007.

Although the pressure of rising development and operating costs with respect to labor, energy and consumables in general has eased slightly, containing industry-wide cost pressures continues to be a key focus of the Company. Energy prices, both in the form of fuel and electricity, can have a significant impact on operations since mining is an energy intensive activity. Increases in the prices of consumables, such as steel, cyanide, concrete and tires, have also impacted earnings. Yukon-Nevada continues to look for opportunities to mitigate the impact of higher consumable prices by extending the life of capital assets and improve on the efficient use of materials and supplies.

There is a shortage of skilled labor in the industry at the present time, and the need to address this concern is a constant for both our production and exploration activities. The corporate culture at Jerritt Canyon has historically acted as a buffer against this shortage and we continue to promote activities and attitudes that enhance this effect. The safety of our workforce continues to be an important focus of senior management, operational management and the workforce as a whole.

Jerritt Canyon

During the third quarter the following important developments occurred at the Jerritt Canyon mine site:

  Installation and run in of the new bull gear on the ball mill was completed.
  Successful stack testing for mercury emissions was completed on the roasting facility.
  Planning for increased drying capacity is ongoing.
  Planning for increased dry grinding capacity is ongoing.

The new bull gear has allowed greater tonnages to be processed during the third quarter and the full capacity of the ball mill, 4,500 tons per day will be utilized once the upgraded operating permits are in hand. The stack testing recently completed allows the roasters to operate at a rate of 4,100 tons per day. Further stack tests will be carried out in the first quarter of 2008 to increase this rating towards a planned for capacity of 6,000 tons per day.

Increased drying capacity is planned to enable the roasters to operate at full capacity twelve months a year. This should be installed by the end of the first quarter of 2008. Presently the throughput of the milling facility can be negatively impacted by wet weather. Increased dry grinding is contemplated to be installed during the second quarter of 2008.

Although increased tonnages and reductions in manpower have allowed costs in the third quarter to be substantially reduced, the effects of the near mine exploration and increased underground development are not expected to have a significant impact on the bottom line for at least another twelve months.

Operating Highlights

	Q3 2007	Q3 2006
Gold – produced from mined ore (troy ounces)	34,636	N/A
Gold – produced from purchased ore (troy ounces)	13,693	N/A
Gold – sold from mined ore (troy ounces)	26,474	N/A
Gold – sold from purchased ore (troy ounces)	12,502	N/A
Gold – produced – total (troy ounces)	48,329	N/A
Gold – sold – total (troy ounces)	38,976	N/A
Gold sales	$26,236	N/A
Cost of gold sold	$18,757	N/A
Accretion	$340	N/A
Depreciation, depletion and amortization	$3,891	N/A
Earnings from mine operations	$3,248	N/A
Cash provided by operations before change in non-cash working capital	$7,552	N/A
Average realized gold price per ounce – produced from mined ore	$686	N/A
Cash cost per ounce produced (a)	$354	N/A

(a) Cash cost per ounce from mined ore is a non-GAAP financial measure. The Company calculates cash cost as the total cost of producing an ounce of gold in the period, which differs from cost of sales which matches the cost of gold sold to the gold sales in the period. Cash cost per ounce does not include the cost attributable to third party ore purchases or depletion, depreciation and amortization. See “Non-GAAP financial measures” section of this MD&A for a reconciliation of cash cost per ounce to cost of sales.

The Company expects 2007 annual gold production rate from Jerritt Canyon to meet the forecasted rate of 120,000 ounces per annum with 32,000 ounces produced in the third quarter. Gold production is expected to be around 120,000 ounces in 2008 and increase in 2009 as new projects come on stream

During the quarter, $3,039 was spent on exploration in the Jerritt Canyon district. About half of this amount was spent on exploration within and adjacent to existing ore bodies and the remainder on exploration for new ore bodies. Four surface reverse circulation drill rigs and one surface diamond drill rig were active on the property during the quarter. Approximately 10,000 meters were drilled in Q3 2007 on the Jerritt Canyon property. Near-mine exploration focused on additions to the Smith-Mahala ore bodies; encouraging results were reported in Yukon-Nevada Gold News Release dated September 24, 2007. Further encouraging results were reported from drilling in the greater Mahala area where exploration efforts are seeking to identify possible new ore bodies between the Smith and SSX Mines. For the remainder of the year, exploration will continue to focus on extensions to known reserves at SSX, Smith and Starvation canyon as well as continuing reconnaissance exploration on new targets.

Ketza River

During the quarter, approximately $3,538 was spent on exploration on the Ketza River property; about 13,400 meters were drilled by three diamond drill rigs active on the property during the quarter. Encouraging results from several zones were reported in news releases during the quarter. These results are both from carbonate-hosted mineralization in the Manto Zones and from vein and breccia mineralization in the Shamrock Zone. Drilling will be continued as aggressively as weather permits until the end of the year. The Company will be compiling the results of recent and ongoing exploration into a revised resource model for Ketza River early in the New Year.

Permitting continues at Ketza River. During the third quarter Ketza River Holdings received a Class A water license for the continued operation of the Ketza River mine site and tailings facility. The Class A water license for the renewal of mining and milling activities at the site is still being pursued. It is hoped that this license will be received in 2009 allowing for production of gold at the site to restart in that year.

Silver Valley

Diamond drilling on the Silver Valley silver-lead-gold-copper property was put on hold at the end of May. Drilling to date has focused on the moderate to deep portions of the vein. Drill hole SV-07-62 was the last one drilled, and returned 913.0 g/t Ag and 23.3% Pb over a true thickness of 1.83 meters. This intercept also contained 0.48 g/t Au and 0.9% Cu. Hole SV-07-59 contained three intercepts, including 1170 g/t Ag and 12.9% Pb over a true thickness of 0.67 meters, which also contained 0.72 g/t Au and 1.0% Cu.

Holes drilled to date at Silver Valley are on only one portion of one exposed vein within the geologically prospective project area. A ground geophysical survey was carried to identify extensions of this vein system. Two other ground geophysical grids covered the Silver Rain and Silver Belle targets, 2.25 and 3.75 kilometers southeast of the current area of drilling respectively. An airborne geophysical survey was recently completed over the Silver Valley property, which covers approximately 2,400 hectares.

SUMMARY OF QUARTERLY RESULTS

	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Gold sales	$26,236	NA	NA	NA	NA	NA	NA	NA
Cost of gold sold	$18,757	NA	NA	NA	NA	NA	NA	NA
Gross margin – gold sales	$7,479	NA	NA	NA	NA	NA	NA	NA
Earnings (loss) from mine operations	$3,248	($926)	NA	NA	NA	NA	NA	NA
Net earnings (loss)	$547	($2,490)	($2,360)	($404)	($224)	($203)	($358)	($295)
Earnings (loss) per share - basic	$0.003	($0.032)	($0.039)	($0.007)	($0.004)	($0.004)	($0.008)	($0.006)
Weighted average # of shares outstanding	169,622,435	78,893,333	60,590,466	58,857,710	56,710,213	50,874,682	46,941,768	46,643,428
Cash and cash equivalents	$48,759	$67,122	$8,120	$4,342	$5,365	$5,356	$4,816	$4,603
Total assets	$268,279	$268,198	$36,029	$31,912	$28,805	$28,175	$17,101	$16,661

FINANCIAL OVERVIEW

Yukon-Nevada Gold earned a gross margin of $7,479 on gold sales of $26,236. The earnings from mine operations were $3,248 (defined as gross margin on gold sales less amortization, depletion, depreciation, reclamation and accretion of mine reclamation liability).

Gold Sales

The three month period ending September 30, 2007 was the first period during which Yukon-Nevada has sold gold. Therefore, a comparison of sales, cost of gold sold, gross margin and depletion to prior periods is not applicable to this MD&A.

Yukon Nevada Gold sold 26,474 ounces of gold from Jerritt Canyon production in Q3 2007. It is worth noting that the Company’s accounting policy on revenue recognition does not recognize a sale until the metal has been transferred in 0.9999 gold from the account at the refinery in Salt Lake City to the account of the party to whom gold is sold. As a result, the last shipment of gold from Jerritt Canyon that could be recognized in Q3 2007 left Nevada on September 7th. Three shipments of gold were shipped from Nevada in the last 3 weeks of September that will be recognized as gold sales in Q4 2007.

Cost of Gold Sold

Yukon Nevada had cost of gold sold in Q3 2007 of $18,757 which includes the total cost associated with the selling of both gold produced from the Jerritt Canyon property and gold produced from ore purchased from third parties. The Company had a cash cost per ounce of $354 in Q3 2007 for gold produced from the Jerritt Canyon property.

Depletion, Depreciation and Amortization

Yukon-Nevada’s Jerritt Canyon property incurred approximately $3,891 of depletion and depreciation. The majority of this expense is depletion associated with the ounces of gold mined from both the SSX and the Smith mines on the property.

Depletion and depreciation are a function of the cost to be depleted/depreciated and the method by which the cost is depleted/depreciated. The cost being depleted/depreciated does not include the impact of allocating the purchase price discrepancy on the business combination effected on June 20, 2007. Management has engaged independent specialists to value the mineral property and the processing facility and related equipment at Jerritt Canyon. It is anticipated that this work will be completed to facilitate an allocation of the purchase price discrepancy to certain assets by the time the audited annual financial statement for the year ending December 31, 2007 have been finalized. Any resulting adjustments to the purchase price allocation will impact depletion and depreciation in Q4 2007.

General and Administrative Expenses

General and Administrative expenses were $1,015 in Q3 2007, compared to $151 in Q3 2006. Certain non-recurring expenses associated with the combination of administrative functions of Yukon-Nevada and Queenstake were included in general and administrative expenses during Q3 2007.

The Company had almost three times as many people employed during Q3 2007 compared with Q3 2006. The addition of mining operations in Nevada employing approximately 300 people has added a significant workload to the administrative function of the Company, with the emergence of issues associated with operating in two countries, Canada and since June 20, 2007, the USA.

Stock-Based Compensation

Yukon-Nevada Gold issued 4,410,000 options to directors, officers, Jerritt Canyon employees and consultants during Q3 2007. Using the Black-Scholes model to calculate the fair value of these grants, the stock based compensation expense was $3,395. There were no stock options granted in Q3 2006, therefore, no stock-based compensation expense.

Investment and Other Income

The Company earned $998 of Investment and other income in Q3 2007 compared to $156 in Q3 2006.

The majority of this account is due to interest earned on excess cash invested in short-term investments, mostly with a maturity date of less than 90 days from date of purchase (these investments are classified as “cash” on balance sheet). All investments are in “Bearer Deposit Notes” or Bankers Acceptances issued by major Canadian chartered banks. The Company does NOT have asset-backed securities in its investment portfolio. The Company has avoided this pitfall that has plagued certain Canadian companies as of late. The Company maintains a mix of Canadian and US dollars in its treasury as dictated by estimated future cash requirements.

The investments yielded approximately $690 of interest income during Q3 2007. This is strictly a function of the treasury balance and the interest rates received by the Company on funds invested. Investments yielded the Company interest revenue of $138 in Q3 2006.

The Company is also entitled to the interest earned on the restricted funds in the AIG commutation account, which had a balance of $26,646 at September 30, 2007. Interest earned on these restricted funds was $322 in Q3 2007.

Foreign Exchange gain (loss)

The Canadian dollar strengthened relative to the US dollar in the period ending September 30, 2007. In fact, the Canadian dollar closed on Friday September 28, 2007 at a premium to the US dollar ($1 CAD = $US 1.0052) . The US dollar declined in value approximately 7% in Q3 2007 relative to the Canadian dollar.

Beginning in Q2 2007, the Company began reporting its financial statements in the US dollar. Yukon-Nevada Gold has certain entities that have predominantly Canadian assets and operate in Canada. A weakening US dollar resulted in a foreign exchange gain of $1,021 which is included in the earnings of the Company for Q3 2007.

LIQUIDITY AND CAPITAL RESOURCES

The working capital position of the Company at September 30, 2007 was $59,401. In Q3 2007 Yukon-Nevada Gold generated cash flow from operating activities of $7,552 when non-cash expenses are added to the net earnings for the period. Planned sustaining capital expenditures are less than $7,552 per quarter in the near-term, therefore, liquidity is not an issue with the Company at this time. Recent increases in the price of gold will have a positive impact on cash flow in Q4 2007.

The Company had an unrestricted cash balance of $48,759 at September 30, 2007. During the period ending September 30, 2007, Yukon-Nevada Gold completed its exploration spending requirement related to the flow-through shares issued in 2006. Funds relating to the issue of flow-through shares are separately disclosed on the balance sheet as “restricted funds”. The Company secured an additional $CAD 9,500 (net of share issue costs) on October 6, 2007 via the issue of flow-through shares. These proceeds will be used to further explore Ketza River and Silver Valley in the Yukon, Canada (under the terms of the flow-through share program, funds must be spent on qualifying Canadian exploration expenditures). Therefore, a major portion of Yukon related expenditures prior to December 31, 2008 will not have an impact on the unrestricted cash balance on hand at September 30, 2007.

Yukon-Nevada Gold has sufficient capital resources available for utilization on mine development in Jerritt Canyon and further exploration of the Jerritt Canyon property. Management is planning for a sustainable mine on the Jerritt Canyon property and therefore intends to invest resources in a manner that provides positive cash-flow in the near-term, while maximizing the long-term value of the property.

OUTLOOK

Jerritt Canyon

During the fourth quarter we can expect production from our own ores to continue at the rate of 120,000 ounces per year and the production of gold form ore purchased from third parties to 75,000 ounces per year, whilst recognizing that this amount is heavily dependent on the grade of the ore delivered for purchase.

Unfavorable climatic conditions may still have an impact on production through the drying circuit at this time although steps are being taken to minimize their possible impact. Management will continue with the planning of the implementation of the expansion of both the drying and dry grinding circuits.

The internal promotion of one of our mining engineers to focus on the feasibility study required for the start up of Starvation Canyon is seen as a key move on the path towards production expansion.

Exploration of both near mine and for new ore bodies will continue in the fourth quarter at about the same rate as in the third quarter.

Ketza River

We will continue with the various studies required for the permitting of this project. The internal promotion of one of our mining engineers to focus on the feasibility studies required for the start up of Starvation Canyon and the Ketza River Mine is seen as a key move on the path towards restarting production at the Ketza River mine site. The internal promotion of one of our more experienced employees to become Manager of Employee Training will ensure that we have the qualified employees for this production operation when they are required.

Exploration on the both the Manto and Shamrock zones will continue in the fourth quarter at about the same rate as in the third quarter.

Silver Valley

Geophysical work during the third quarter produced very promising results that will enable us to look forward to a very successful exploration season starting in the second quarter of 2008. We do not expect to be drilling on this property before that time.

Financing

No further equity financing is planned for the fourth quarter of 2007 subject to review if a prime acquisition target presents itself in this quarter.

Acquisitions

The corporate strategic plan calls for growth by acquisition of late stage development or operating properties.

Gold prices

The average price of gold in the past 8 quarters is as follows ($US per troy ounce, based on London pm fix):

Q4 2005	$485
Q1 2006	$575
Q2 2006	$628
Q3 2006	$622
Q4 2006	$614
Q1 2007	$650
Q2 2007	$667
Q3 2007	$680

OFF-BALANCE SHEET ARRANGEMENTS

Tax credits

Under the provisions of the Yukon Minerals Exploration Tax Credit Program (“YMETC”), a corporation is eligible to receive a refundable corporate income tax credit equal to 25% of eligible mineral exploration expenditures incurred conducting exploration in the Yukon. Based on exploration expenditures incurred by the Company on the Ketza River project in 2006, a tax refund of approximately CAD$ 800K is anticipated The Company does not recognize this amount as an asset in the accounts until the funds are received. In 2006, the Company received approximately CAD $1.0 million relating to exploration expenditures conducted in the Yukon in 2005.

NON-GAAP FINANCIAL MEASURES

Cash cost per ounce is a measure management uses to monitor the cost of producing an ounce of gold extracted from the Company’s property in Jerritt Canyon. This does not include the impact on costs of ore purchased from third parties, nor does it include inventory adjustments required to match cost of sales to sales.

The following is a reconciliation of cash cost per ounce produced from mined ore to Cost of Gold Sold in the Statement of Operations for Q3 2007:

Cost of gold sold	$18,757
less: costs attributable to third party ore processing	($8,466)
plus: costs attributable to Jerritt Canyon gold inventory changes	$1,970
Cash cost of producing Jerritt Canyon mined gold	$12,261

Ounces of gold produced from Jerritt Canyon property	34,636
Cash cost per ounce produced from mined ore	$354

RELATED PARTY TRANSACTIONS

The Company paid a total of $nil in Q3 2007 (2006 - $40) for management services to a company owned by the President of the Company. Effective June 1, 2007, the President’s compensation has been included in the “general and administration” category on the statement of operations.

The Company paid a total of $53K in Q3 2007 (2006 – $21K) for legal fees to a law firm in which the Corporate Secretary of the Company is a partner in the firm.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its financial statements in accordance with Canadian GAAP. Certain estimates and assumptions must be made by management that affect the reported amounts of assets, liabilities and shareholders’ equity for the period. Critical accounting estimates include estimates that are uncertain and changes in such estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis based on the most current information available. The following estimates are critical:

Depletion and impairment of mineral properties

Depletion of producing mineral properties is impacted by the estimation of proven and probable reserves, in accordance with National Instrument 43-101. There are many uncertainties associated with having a reserve estimate completed. The proven and probable reserve estimate is completed once a year, near the calendar year-end, on the Jerritt Canyon property and this estimate is the basis of depletion for the upcoming year. Consequently, the depletion calculation for each period is directly affected by the reserve estimate at year-end.

Impairment testing of long-lived assets

The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the fair value of the assets in a reporting unit to the carrying value in the accounts. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Purchase price allocations on business combination

The initial allocation of the purchase price to Queenstake assets and liabilities acquired in the business combination completed on June 20, 2007 has been determined based on management’s best estimates using information available at the time. Independent valuation of certain assets and liabilities is being performed by professionals qualified to do work of this nature and this work is expected to be completed near the end of 2007. Management will re-evaluate the initial allocation of the purchase price based on the results of this valuation work.

Asset retirement obligation

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the regulatory requirements in the jurisdiction in which the Company operates. Estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when differences are expected to reverse. Future income tax assets are recorded in the accounts only if realization is considered more likely than not.

Stock-based compensation

The fair value of stock options granted, using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted. Management currently uses the entire life of the stock option granted as the estimated outstanding life and will continue using this until enough history relating to prior grants has been established to modify this assumption.

IMPACT OF ADOPTION OF NEW ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (CICA) issued Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income, all applicable for annual or interim periods beginning on or after October 1, 2006. Sections 3855 and 3861 require all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement and properly disclosed in the notes to the consolidated financial statements. Section 3865 sets out hedge accounting prerequisites and rules and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed. Section 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

Prior to April 1, 2007, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. Due to circumstances arising from the acquisition of Queenstake Resources Ltd. (Queenstake) on June 20, 2007, it has been determined that the Company’s functional currency is the US dollar. Concurrent with this change in functional currency, the Company has adopted the US dollar as its reporting currency, effective June 30, 2007.

In accordance with Canadian GAAP, the Company is required to restate all amounts presented for comparative purposes into US dollars using the current rate method as follows: all assets and liabilities are translated into US dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items, shareholders’ equity items and cash flows are translated at the average rates that were in effect during these periods, with the exception of the June 20, 2007 shares issued associated with the private-placement financing and the plan of arrangement with Queenstake, these two capital stock transactions were translated at the spot rate on June 20, 2007; and the resulting translation adjustment is recorded as a separate component of shareholders’ equity in accumulated other comprehensive income. The magnitude of this translation adjustment was $2,273 as of September 30, 2007.

FINANCIAL INSTRUMENTS

The Company engages in the forward sale of gold produced from ore purchased from third parties. This practice ensures the Company achieves an acceptable profit margin on this activity. As of September 30, 2007 the Company had entered into forward gold sales contracts to deliver 36,000 ounces of gold at an average price of $675 per ounce.

Section 3855 of the CICA Handbook , Financial Instruments - Recognition and Measurement, is not applicable to contracts that were entered into and continue to be held for the purpose of delivery of a non-financial item with the entity’s expected sale requirements (“normal purchase and sale exemption”). All forward sales that the Company enters into are designed to fix a price to sell gold produced from the processing of ore purchased from third parties. While it is often difficult to predict the timing of the sale of gold, the Company intends to deliver every ounce of gold in which it has committed to a forward sale.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks are the volatility of the price of gold, the ability to locate and economically extract ore containing gold, poor drilling results, the potential fallibility of resource estimates, political risk, environmental risk, metallurgical risk, the inability to raise capital to finance the Company and the availability of human resources required for exploration, development and production.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of November 9, 2007:

Common shares issued and outstanding	175,113,430

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding	Exercise price	Years to expiration
Shareholder warrants	25,027,132	$3.24	4.25
Agents’ options	1,798,725	$2.10	1.63
Stock options	8,889,000	$1.72	3.89
Fully diluted common shares	210,828,287

DISCCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information disclosed in this MD&A and other public disclosure documents. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR), subject to limitations below that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management has identified an internal control weakness caused by a lack of segregation of duties regarding the production, authorization and recording of journal entries to the accounts of the Company. This weakness is not uncommon, given the size of the Company. Management does not believe that there is a reasonable possibility of a material error in the Company’s financial statements as a result of the aforementioned ICFR weakness. This weakness was identified as of December 31, 2006 and continues to exist as of September 30, 2007. The Company has added two additional full-time employees to the finance function in Q3 2007 which has helped mitigate the internal control weakness due to the lack of segregation of duties. Management is planning to further strengthen the financial function in the near-term by adding more qualified people. Management will continue to assess the ICFR as the Company evolves and will be conscious of this aspect of the business going forward.

With respect to the acquisition of Queenstake, management is in the process of assessing the effectiveness of the internal controls over financial reporting of this entity.

Management has determined that there have been no changes in ICFR that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting and the preparation of financial statements, subsequent to the completion of the period ending September 30, 2007.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yngc.ca or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Statements in this MD&A that are forward-looking are subject to various risks and uncertainties concerning specific factors. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual figures may vary materially. The Company does not assume the obligation to update any forward looking statement.